Exhibit 21

Subsidiaries of China Carbon Graphite Group, Inc.

NAME	PLACE OF INCORPORATION
Talent International Investment Limited	BVI
Xinghe Yongle Carbon Co., Ltd.	PRC
Xinghe Xingyong Carbon Co., Ltd. (through contractual arrangements)	PRC